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EXHIBIT 20.2

Fourth Quarter 2001
Earnings Conference Call Script
Thursday, February 28, 2002
9:00 am Central Standard Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

        Thank you for joining the Thomas & Betts Corporation Fourth Quarter and Year 2001 conference call and webcast. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

        We'll use our time together today to provide perspective on the company's businesses and progress, particularly the manufacturing initiative announced in December.

        If you are not familiar with the turnaround under way at Thomas & Betts, we encourage you to read our Annual Report on Form 10-K, prior press releases, conference call scripts and other SEC filings beginning in the second quarter 2000. These materials are available on our web site, www.tnb.com or on Edgar at www.sec.gov.

        This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Saturday, March 2. The replay number is (402) 271-9155.

        Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

T. Kevin Dunnigan
Chairman, President and Chief Executive Officer

        Good morning and thank you for joining us today.

        I'll focus my remarks on the general state of our business and the outlook. John Murphy will then provide a more detailed review of our financials.

        Those of you who have followed our progress over the past year and a half know the enormity of the task we faced in returning Thomas & Betts to a position of financial and competitive leadership in the electrical components industry. We have made steady and, we believe, impressive progress given that we had to rebuild the company from the inside out in the worst economy in nearly a decade.

        On the top line, the fourth quarter came in as we expected. Sales were down significantly on a year-over-year basis—$342 million versus $434 million. Even when you exclude revenues from previously divested product lines, sales were down 17 percent.

        Much of the decline is due to weakness in our core industrial and commercial electrical products markets, which are driven by construction and capital spending, but all our businesses, excluding Steel Structures, have been severely affected by the recession. Our HVAC business was well below expectations given that the fourth quarter is typically their strongest business quarter.

        We reported a net loss of $90 million, or a $1.56 loss per diluted share, in the quarter. This includes pre-tax charges of approximately $93 million. $49 million of these charges relate to the manufacturing efficiency and consolidation initiatives we announced in December. I'll discuss the status of these efforts later in the call.

        $27 million reflects the settlement of a patent infringement lawsuit with ADC Telecommunications for certain products we acquired from Augat in 1996 and sold in July of 2000 to Tyco. In recent weeks, we changed our legal counsel in this case and reassessed our defense strategies. Subsequently, we entered into mediation and agreed to settle the case before going to trial. We felt that this was the most prudent course of action and effectively puts this legacy issue behind us.

        We also settled the dispute with Tyco relating to the sale of our Electronics OEM business in July 2000. Under the terms of the settlement agreement, Tyco will retain $35 million held for post-closing adjustments for working capital and long-term tangible assets. We recorded a net-of-tax book charge of $8 million in the fourth quarter.

        Fourth quarter results also include $17 million for the impairment of non-strategic assets.

        We have included a summary of certain costs in the appendix to the press release that should clarify where these hit.

        I'd like to provide a look inside our businesses and some of the issues and strategies that will drive improved performance.

        In our electrical business, we again held the line in the fourth quarter on deep discounts and extended terms. We have a long-term perspective on what drives healthy growth and it doesn't include quarter-end "deals"—even in a recession or the face of competitive pressures we continue to hold the line so. If there was any doubt about our commitment to changing the "modus operandi" at T&B, our resolve in this regard should speak volumes.

        Despite this change, our field sales team has strengthened our relations with distributors over the past year. This was critical in helping us seamlessly implement the new pricing structure we've spoken to you about previously.

        Getting a new pricing schedule implemented at more than 2,500 distributor locations nationwide is never easy. This year, we did it with nearly flawless execution. The new prices were effective January first and, so far, they are holding up as we anticipated. We expect the revised pricing structure to positively impact electrical segment margins going forward. We are now reviewing pricing policies in our utility business in the same comprehensive fashion.

        We continue to refine and strengthen our marketing and product management capabilities in electrical products. While this is a work in progress, our renewed focus on new product development and the end-user customer has paid off in increased shelf space at key distributors.

        We support this shift by continuing to offer industry-leading service to distributors as measured by first-fill rates on the most commonly stocked products. Our first fill rates have been 95 percent or better for over 10 months. We believe that this is one of the best—if not the best—service records in the industry. Two years ago, T&B's first-fill rates were less than 85 percent.

        Providing world-class service is critical in today's market. While consolidation among distributors and contractors has slowed, easing some pressure on prices, distributors have increased their expectations in regards to service. They are also focused on reducing transaction costs and managing their inventory more effectively.

        We've addressed distributors' changing needs by enhancing our web-based services and maintaining excellent service levels and we've received great marks from our distributors for the effort we've made. We are looking at a number of ways to cost-effectively manage their desire for more frequent, smaller quantity shipments.

        In our other businesses, responding to customer needs is equally important.

        Our utility customers—who buy Elastimold® and Blackburn® connectors—expect high quality and innovative products that improve the reliability of their transmission and distribution systems.

        In 2001, we responded by expanding our market-leading Elastimold product line to include switchgear, or circuit protection devices used in high-voltage power distribution systems. Switchgear fills a gap in our product line and provides entry into a new market for T&B. Early in the product launch, we received a $15 million order for switchgear, the largest order ever for Elastimold-brand products. We expect to continue to leverage the strong brand equity of Elastimold and our strong relationships with leading utilities to grow switchgear and other new product sales.

        When we provide steel structures used in power transmission and distribution to these same customers, they expect superior engineering support and just-in-time delivery to the job site, regardless of unforeseen events that may shift a project's construction schedule. This makes it more difficult to manage production and inventory in our steel structures segment but we have the systems, discipline, and experience needed to do so without major disruptions to the segment's overall performance.

        The long lead times required for transmission and distribution projects provides reasonably good visibility into future demand for steel structures. Looking forward, we expect utilities to continue to invest to improve the reliability of their existing systems and meet the continued growth in demand.

        In our HVAC business, we have just launched the V3 series of gas heaters for commercial and industrial markets. This product incorporates new proprietary combustion technology developed by Thomas & Betts engineers. The V3 series offers important advantages to our customers such as improved efficiency, lower emissions, easier installation and more standard features than our competitors. Just as importantly, the V3 technology is a global platform and will allow us to consolidate product lines, increase manufacturing efficiency and lower overall manufacturing costs. This is the type of innovative products that the Reznor brand has been historically known for.

        I'll now comment on the status of the manufacturing program announced in December.

        Fixing our core electrical manufacturing operations is fundamental to completing the company's turnaround. The program we have underway focuses on our core electrical products manufacturing facilities or approximately two-thirds of our worldwide operations.

        Our approach to addressing our manufacturing issues is the same approach we have taken with all of the deep-rooted legacy issues we've faced since initiating the turnaround. Our plan calls for comprehensively and thoroughly addressing the big and small problems impeding our performance. John Murphy, Dominic Pileggi and I will maintain intense oversight of the project to ensure that the "bumps in the road" that are inevitable in a project of this scope do not impede progress.

        The program has three primary components:

  •
  Improving productivity

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  Consolidating capacity, and

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  Investing in tooling and training.

        We have moved aggressively forward in all three areas since kicking the program off 10 weeks ago. We are now in the process of closing 12 plants and moving production to facilities with similar capabilities. This is the first step in replacing our fragmented manufacturing base with a tight network of "Centers of Manufacturing Excellence" dedicated to ensuring that Thomas & Betts offers the highest quality products at the lowest manufactured cost.

        Even while preparing to move production, we have been carefully our monitoring inventory to ensure that we build no more than necessary to ensure no service disruptions during the program will occur. Our goal in 2002 is to maintain the discipline we've restored in managing our inventory and accounts receivable and continue to refine our processes as needed.

        As we close the book on the year 2001, we feel confident that the "legacy" issues are behind us. The manufacturing initiatives now underway should be the last big push needed to achieve acceptable profitability.

        Excluding the manufacturing program, 2002 will be the first time in over two years that our focus will be on dealing with externally driven competitive issues rather than internal process improvements.

        In December, we told you that, with a little help from the economy, we expect to achieve a double-digit segment earnings run rate by the end of the year. We haven't changed our expectation. In the first two months of 2002, we've seen orders stabilize and shipments as well. It's early to call it a trend, but we are cautiously optimistic that the economy has begun to turn the corner.

        Thank you very much for your continued interest. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

        Thanks, Kevin, and good morning.

        Let me begin by commenting on the progress of the manufacturing project and the breakdown of costs and charges.

        When we announced this initiative last December, we said that we expected to record approximately $80 to $90 million in pre-tax charges related to the project and that the total cost would be $100 to $110 million, including up to $20 million for equipment and tooling. We also said that we expect to achieve annual savings of $40 to $50 million.

        I am pleased to report that we are on track, in terms of overall cost and savings. We incurred $49 million of the pre-tax charges in the fourth quarter 2001 related to the project.

        While we are working on the three components of the program—consolidation, productivity and tooling—simultaneously, achieving productivity improvements is inherently influenced by the timing of the consolidation and equipment moves. For this reason, during the initial weeks of the project, we have been focused on ensuring that the consolidation activities proceed as quickly as possible.

        Consolidation activities account for the majority of the $49 million in charges recorded in the fourth quarter for the manufacturing project. We expect that the remaining $30 to $40 million in charges will be heavily weighted toward the first half of 2002.

        We believe that the pre-tax earnings impact of the project for 2002 will be negative by $10 to $20 million, and that the cash flow impact for 2002 will be negative by $40 to $45 million.

        By the end of 2002, we expect to have a tightly knit network of electrical manufacturing facilities able to deliver the highest quality products at significantly lower cost. As we create our Centers of Manufacturing Excellence, we are also creating a culture based on Lean Manufacturing. Those of you familiar with lean manufacturing know that this will also help us continue to effectively manage working capital as we go forward.

        Reducing our use of working capital and instilling discipline around its components has been a critical component of our turnaround strategy thus far. If you have followed our progress over the past 18 months, you know that we have reported strong improvements in accounts receivable and inventory.

        Let's look specifically at the year just ended.

        During 2001, we significantly reduced accounts receivable and brought our days sales outstanding down by approximately 30 percent.

        The reduction in our investment in inventory is also worth noting, especially given that we were operating in the worst economic environment in nearly a decade. We reduced inventory by approximately 20 percent during 2001, after adjusting for the affects of divested and impaired product lines.

        We also tightened capital expenditures and cut the company's investment in property, plant and equipment considerably, from $69 million in 2000 to $39 million in 2001. For 2002, we expect capital expenditures to be slightly down compared with 2001, excluding the $20 million planned for the manufacturing project.

        Likewise, we improved our cash position versus 2000 and ended the year with approximately $242 million in cash, cash equivalents and marketable securities, including $25 million in net proceeds from the sale of lighting products which was completed in the fourth quarter 2001. As you know, we also discontinued paying dividends in the second quarter last year, which will save the company approximately $64 million in cash on an annual basis.

        Net debt was reduced by $44 million on a year-over-year basis.

        2001 was a year in which we considerably strengthened our balance sheet position. We believe that we have reached a point now where future improvements in cash flow will be largely driven by operational performance.

        From a liquidity perspective, we are well positioned. We have an undrawn $120 million receivable-based asset securitization facility and a $100 million undrawn revolving credit facility. We have an additional undrawn $20 million facility in Canada, bringing the total undrawn, back-up facilities to approximately $240 million. We do not expect to need to use these facilities in the foreseeable future.

        For the record, I want to point out that the $120 million undrawn asset securitization facility is the company's only off-balance sheet facility.

        I also want to take a minute to address SG&A. This is another area where we have made continuous progress. As a percentage of sales, SG&A was 20 percent in the fourth quarter of 2001. A year ago—on significantly higher sales—SG&A was almost 30 percent of sales.

        As Kevin said, we continue to be comfortable with the directional guidance we provided in December. Excluding previously divested product lines, first quarter sales are projected to be down in the low-double digits on a year-over-year basis. We are, however, beginning to see a positive impact on our margins from the actions taken thus far in our turnaround and are currently projecting first quarter net results to be approximately flat with the first quarter last year, excluding the negative impact of the manufacturing program.

        Thank you. I will now turn the call back to Tricia.

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

        Before opening the call up for questions, I'd like to make a couple of additional comments.

        Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today's live broadcast, February 28, 2002. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation's quarterly and annual filings with the Securities and Exchange Commission.

        This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

        Thank you. We will now open the call up to questions.

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  EXHIBIT 20.2